

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

December 20, 2007

<u>VIA U.S. MAIL</u>

Mr. Dennis L. Zeitler
Chief Financial Officer
Mine Safety Appliances Company
121 Gamma Drive, RIDC Industrial Park
Pittsburgh, Pennsylvania 15238

      Re: **Mine Safety Appliances Company**
             Form 10-K for the year ended December 31, 2006
             Filed February 28, 2007
             File No. 001-15579

Dear Mr. Zeitler:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    Martin F. James
                                    Senior Assistant Chief Accountant